

February 8, 2011

Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Numbeer, Inc.**
> **Form 10-K for the year ended May 31, 2010**
> **Filed September 1, 2010**
> **Form 10-Q for the period ended August 31, 2010**
> **Filed October 20, 2010**
> **Form 10-Q for the period ended November 30, 2010**
> **Filed January 19, 2011**
> **File No. 333-153172**

Dear Mr. English:

We have reviewed your response filed January 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended November 30, 2010

1. Please tell us whether your auditors completed their review of your unaudited financial statements for the three and six month periods ended November 30, 2010, included in your Form 10-Q prior to your filing of the report. Refer to Rule 8-03 of Regulation S-X which requires that, before filing, interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accounting firm. Tell us the name of the firm that performed that review and the date on which the review was completed.

2. To the extent a review was not completed prior to your filing of the report, please amend the filing to include financial statements that have been reviewed by an independent public accounting firm registered with the PCAOB. In your amended 10-Q, disclose the fact that the financial statements were reviewed by your auditors and disclose the date on which that review was completed. Include the auditor's review report. Include a note to the financial statements that clearly describes all material adjustments that resulted from the review and, as applicable, provide all disclosures required by FASB ASC 250-10-50-7 through 11 relating to restated amounts. Include an explanatory paragraph to your amended Form 10-Q that clearly explains the reason for the amendment.

Certifications

Exhibit 31.1

3. Please revise the certifications in future filings, including any amendments to this filing, to use the word "registrant" instead of "small business issuer." Please note the requirements to use that wording in Item 601(31)(i) of Regulation S-K

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
.

Sincerely,

Jeff Jaramillo
Branch Chief